

NEWS RELEASE

**ENERPLUS CORPORATION**
The Dome Tower, Suite 3000    US Bank Tower, Suite 2200
333 – 7th Avenue SW           950 - 17th Street
Calgary, Alberta              Denver, Colorado
T2P 2Z1                       80202-2805

July 7, 2023

# Enerplus to Report Second Quarter 2023 Results August 9

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) will be releasing operating and financial results for the second quarter after market close on Wednesday, August 9, 2023. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas on Thursday, August 10, 2023, at 9:00 AM MT (11:00 AM ET) to discuss the results. Details of the conference call are noted below.

**Second Quarter 2023 Results Live Conference Call Details**
Date:     Thursday, August 10, 2023
Time:     9:00 AM MT (11:00 AM ET)
Audiocast: https://app.webinar.net/A7O5L5MLQxa

To immediately join the conference call by phone, without operator assistance, please use the following URL to register and be connected into the conference call by automated call back: https://emportal.ink/3XaahvI.

To join the call from a live operator managed queue, please dial 1-888-390-0546 (Toll Free) using conference ID 32077979.

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following number:

Dial-In:     1-888-390-0541 (Toll Free)
Passcode:    077979 #

Electronic copies of our 2023 interim and 2022 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

**About Enerplus**
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

**Investor Contacts**

Drew Mair, 403-298-1707

Krista Norlin, 403-298-4304